NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2010 First Quarter Results

Calgary, Alberta, April 27, 2010 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net income of $2.2 million or $0.13 per share for the first quarter ended March 31, 2010, a decrease of 61% from $0.33 per share earned in the first quarter ended March 31, 2009.

Financial Highlights

(millions of Cdn. $ except per share data)
Three Months Ended

March 31
	2010	2009
Unaudited
Sales	$ 121.9	$ 140.7

Gross Profit	$ 19.7	$ 26.4
Gross Profit - %of sales	16.1%	18.8%

EBITDA (1)	$ 4.1	$ 9.6
EBITDA(1)%of sales	3.4%	6.8%

Net income	$ 2.2	$ 6.0

Per share
Basic	$ 0.13	$ 0.33
Diluted	$ 0.12	$ 0.33

Net working capital (2)	$ 113.9	$ 153.2

Bank operating loan (2)	$ 1.1	$ 40.2

“CE Franklin was profitable in the first quarter despite a challenging business environment that is beginning to show early signs of recovery from decade low activity levels.  The Company will continue to focus on the execution of its strategies,” said Michael West, President and CEO.

Net income for the first quarter of 2010 was $2.2 million, down $3.8 million from the first quarter of 2009.
Sales were $121.9 million, a decrease of $18.8 million (13%) from the first quarter of 2009. Capital project business comprised 50% of total sales (2009 – 62%), and decreased $26.0 million (30%) from the prior year period, consistent with the 28% decrease in well completions from the comparable period.  The rollover in tubular and other steel product prices also contributed to the reduction in capital project sales and margins. Lower capital project sales were partially offset by the acquisition of a western Canadian oilfield supply competitor in the second quarter of 2009, which contributed an estimated 17% of first quarter 2010 oilfield sales. Gross profit was down $6.7 million (25%) due to the reduction of sales combined with a 2.7% decline in average margins from the prior year period.  The highly competitive environment continues to impact margins. Selling, general and administrative expenses decreased by $1.2 million (7%) to $15.6 million for the quarter as compensation and operating costs have been managed to lower levels in response to reduced sales levels. Income taxes decreased by $1.7 million (61%) in first quarter of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding during the first quarter decreased by 0.4 million shares (2%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid. Net income per share (basic) was $0.13 in the first quarter of 2010, down 61% from that earned in the first quarter 2009.

Business Outlook

Oil and gas industry activity in 2010 is expected to increase modestly from the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  The year to date average rig count is significantly higher than comparable 2009 levels, while well completions, which drive demand for the Company’s capital project related products, continue to lag last year’s levels. As 2010 progresses, the increase in rig activity should result in higher well completions which are expected to in turn increase demand for the Company’s products. Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements.  CE Franklin’s revenues are expected to increase modestly in 2010 due to a full year’s contribution of sales from the oilfield equipment distributor acquired in June 2009, increased oil and gas industry activity and the expansion of the Company’s product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

 (1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan. Net working capital and bank operating loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2010 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2010 first quarter results, which is open to the public, will be held on Wednesday, April 28, 2010 at 11:00 a.m. Eastern Time (9:00a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 67058275 and may be accessed until midnight Wednesday, May 12, 2010.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3017960 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com